ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum	Direct Dial: 202-239-3346	E-mail: david.baum@alston.com

December 7, 2011

VIA EDGAR and E-Mail

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn: John Grzeskiewicz; Laura Hatch

Re:	Northern Lights Fund Trust II Post-Effective Amendment No. 8 to Form N-1A, filed on October 3, 2011 File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is provided in response to the Staff of the U.S. Securities and Exchange Commission’s (the “Commission”) comments provided via telephone on November 10, 2011, relating to Post-Effective Amendment No. 8 to the Form N-1A of Northern Lights Fund Trust II (the “Registrant”), filed on October 3, 2011 (File Numbers 333-174926, 811-22549) (the “Registration Statement”) with respect to Innealta Capital Sector Rotation Fund and Innealta Capital Country Rotation Fund (each a “Fund,” and collectively, the “Funds”), each a series of the Registrant.  Unless otherwise stated, each comment and the response thereto are applicable to each Fund.  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed once the Commission has indicated that its concerns have been adequately addressed herein.

Prospectuses

Summary Section – Investment Objective/Goals

 Comment #1

You state that the Fund’s investment objective is long-term capital appreciation and income.  Please confirm whether income is a secondary objective.  If so, please state this.  If long-term capital appreciation and income are equal, consider stating that the Fund’s investment objective is “total return.”

Response #1

We confirm that long-term capital appreciation and income are equal investment objectives for each Fund, however we have rephrased each Fund’s investment objective to state that the objective will be “capital appreciation and current income, consistent with the preservation of capital.”

Summary Section - Fees and Expenses of the Fund

Comment #2

In footnote 3 to the Annual Fund Operating Expenses table, please note that the term of the operating expense limitation agreement must be at least one year.

Response #2

We confirm that the term of the operating expense limitation agreement will be at least one year.  The operating expense limitation will be through March 31, 2013.

Comment #3

In footnote 3 to the Annual Fund Operating Expenses table you state that, “The Advisor is permitted to seek reimbursement from the Fund, subject to limitations, for fees it waived and Fund expenses it paid.  The Advisor is permitted to seek reimbursement from the Fund for the prior three fiscal years, as long as the reimbursement does not cause the Fund’s operating expenses to exceed the expense cap.”  Please combine these sentences to state that “The Advisor is permitted to seek reimbursement from the Fund for fees it waived and Fund expenses it paid for the prior three fiscal years, as long as the reimbursement does not cause the Fund’s operating expenses to exceed the expense cap.”

Response #3

We have made the requested change.

Summary Section - Principal Investment Strategies

Comment #4

In the first sentence of the first paragraph of the Principal Investment Strategies for each Fund, you state that each Fund’s model is a “permutation of the Innealta Tactical Asset Allocation (TAA) Model.”  Please provide a description of what the Innealta Tactical Asset Allocation (TAA) Model is in plain English.

Response #4

The Principal Investment Strategies for each Fund included in the prospectus summary has been revised in response to your comment.  Please see the revised Principal Investment Strategies disclosure for Innealta Capital Country Rotation Fund below:

The Innealta Country Rotation strategy is based on a quantitatively driven, tactical asset allocation (TAA) approach that potentially invests in up to twenty equally weighted countries based on the specific risk/reward characteristics of each country by investing in representative equity-only exchange-traded funds (ETFs)  (the “Country Allocation Portfolio”). The strategic weight of each country is generally targeted to be 5%, and the countries analyzed for investment include but are not limited to: 1) Australia; 2) Belgium; 3) Canada; 4) China; 5) France; 6) Germany; 7) Hong Kong; 8) Italy; 9) Japan; 10) Korea; 11) Malaysia; 12) Mexico; 13) Netherlands; 14) Singapore; 15) South Africa; 16) Spain; 17) Sweden; 18) Switzerland; 19) Taiwan; 20) United Kingdom, 21) Brazil, 22) Austria, 23) Columbia, 24) Egypt, 25) India, 26) Israel, 27) Peru and 28) Russia.

The strategy uses an econometric multifactor quantitative framework based on economic, fundamental, risk and technical analyses that evaluate the risk/reward potential of investing in the equity markets. The framework was developed in order to produce a tactical asset allocation approach that incorporates both return generation and risk control and that seeks to balance the trade-off between the two. The framework incorporates variables that the Advisor believes have predictive capabilities in regard to equity performance. The Advisor analyzes these variables on an individual equity-market basis, meaning each country is examined distinctly.

The strategy is binary: the portfolio is either entirely in or out of a country at any given time, with the potential investment in each country equal to 5% of portfolio assets. Individual investments in countries are thus equally weighted in the portfolio. Each country is modeled independently and its risk/reward profile is compared to an equal investment in fixed income (the “Fixed Income Portfolio,” to be discussed shortly).  If the expected return per unit of risk of a country is more favorable than that of the Fixed Income Portfolio, the portfolio will invest in the country.  If the expected return per unit of risk of a country is less favorable than that of the Fixed Income Portfolio, the potential allocation—again, 5% is allocated to the Fixed Income Portfolio.

Without specific restriction in regard to either metric, the Fixed Income Portfolio aims to generate above average yield with strict risk controls by investing in those fixed income sectors that we believe have strong risk-adjusted performance potential and eligible exchange traded fund representation. The portfolio is operated within a quantitative framework that ensures the portfolio-level yield, modified duration and volatility are strictly controlled. Assets in the Fixed Income Portfolio are apportioned across a spectrum of fixed income segments, that include but are not limited to: sovereign debt, short-term, intermediate-term and long-term U.S. Treasury Bonds; emerging market debt, short-term and intermediate corporate debt, inflation-protected Treasury bonds; high-yield corporate bonds; and an aggregate bond proxy. The Advisor optimizes across the fixed income sectors seeking to maximize return while simultaneously constraining risk. The Advisor focuses on liquidity, cost and tracking error as primary determinants in its ETF selection.

This strategy seeks to outperform its benchmark  (a composite comprised of 60% MSCI ACWI Ex-U.S Index/40% Barclays Capital U.S. Aggregate Bond Index that is rebalanced quarterly) on a risk-adjusted basis using diversification, active management, style integrity, minimized security selection risk and cost efficiency. The Advisor may allocate assets between the Country Allocation Portfolio and Fixed Income Portfolio without limitation, meaning up to 100% of the portfolio could be invested in either. The Fund normally intends to invest approximately 98% of its assets in ETFs. A small cash position, generally approximately 2% of the Fund’s assets, will be retained for flexibility, although the Fund reserves the right to invest 100% of its assets in ETFs, or to maintain a larger cash position at any given time. Generally speaking, where the drift from intended allocations exceeds 10%, the Fund rebalances back to target weights on a quarterly basis, although the managers reserve the right to rebalance more or less frequently, or using drift parameters that are lesser or greater than 10% from the target allocation.

And, please see the revised Principal Investment Strategies disclosure for Innealta Capital Sector Rotation Fund below:

The Innealta Sector Rotation strategy is based on a quantitatively driven, tactical asset allocation (TAA) approach that potentially invests in up to 10 sectors as currently defined by the S&P 500 Global Industry Classification Structure (GICS) based on the specific risk/reward characteristics of each sector by investing in representative exchange-traded funds (ETFs) (the “Sector Allocation Portfolio”). The strategic weight of each sector is generally targeted to be 10%, and the sectors include, but are not limited to: 1) Consumer Discretionary; 2) Consumer Staples; 3) Energy; 4) Financials; 5) Health Care; 6) Industrials; 7) Information Technology; 8) Materials; 9) Telecom Services; and 10) Utilities.

The strategy uses an econometric multifactor quantitative framework based on economic, fundamental, risk and technical analyses that evaluate the risk/reward potential of investing in the equity markets. The framework was developed in order to produce a tactical asset allocation approach that incorporates both return generation and risk control and that seeks to balance the trade-off between the two. The framework incorporates variables that the Advisor believes have predictive capabilities in regard to equity performance. The Advisor analyzes these variables on an individual equity-market basis, meaning each sector is examined distinctly.

The strategy is binary: the portfolio is either entirely in or out of a sector at any given time, with the potential investment in each sector equal to 10% of portfolio assets. Individual investments in sectors are thus equally weighted in the portfolio. Each sector is modeled independently and its risk/reward profile is compared to an equal investment in fixed income (the “Fixed Income Portfolio,” to be discussed shortly).  If the expected return per unit of risk of a sector is more favorable than that of the Fixed Income Portfolio, the portfolio will invest in the sector. If the expected return per unit of risk of a sector is less favorable than that of the Fixed Income Portfolio, the potential allocation—again, 10% is allocated to the Fixed Income Portfolio.

Without specific restriction in regard to either metric, the Fixed Income Portfolio aims to generate above average yield with strict risk controls by investing in those fixed income sectors that we believe have strong risk-adjusted performance potential and eligible exchange traded fund representation. The portfolio is operated within a quantitative framework that ensures the portfolio-level yield, modified duration and volatility are strictly controlled. Assets in the Fixed Income Portfolio are apportioned across a spectrum of fixed income segments, that include but are not limited to: sovereign debt, short-term, intermediate-term and long-term U.S. Treasury Bonds; emerging market debt, short-term and intermediate corporate debt, inflation-protected Treasury bonds; high-yield corporate bonds; and an aggregate bond proxy. The Advisor optimizes across the fixed income sectors seeking to maximize return while simultaneously constraining risk. The Advisor focuses on liquidity, cost and tracking error as primary determinants in its ETF selection.

This strategy seeks to outperform its benchmark  (a composite comprised of Barclays Capital US Aggregate (40%), S&P 500 - Total Return (60%) that is rebalanced quarterly) on a risk-adjusted basis using diversification, active management, style integrity, minimized security selection risk and cost efficiency. The Advisor may allocate assets between the Sector Allocation Portfolio and Fixed Income Portfolio without limitation, meaning up to 100% of the portfolio could be invested in either. The Fund normally intends to invest approximately 98% of its assets in ETFs. A small cash position, generally approximately 2% of the Fund’s assets, will be retained for flexibility, although the Fund reserves the right to invest 100% of its assets in ETFs, or to maintain a larger cash position at any given time.  Generally speaking, where the drift from intended allocations exceeds 10%, the Fund rebalances back to target weights on a quarterly basis, although the managers reserve the right to rebalance more or less frequently, or using drift parameters that are lesser or greater than 10% from the target allocation.

Comment #5

In the second sentence of the first paragraph of the Principal Investment Strategies for Innealta Capital Country Rotation Fund, you state that “The Innealta Country Rotation strategy is based on a quantitatively driven, tactical asset allocation (TAA) approach that potentially invests in up to twenty equally weighted countries based on the specific risk/reward characteristics of each country.”  Please provide additional detail as to how this will work. Do you determine the country and then make an equity/debt decision?  Please provide additional details regarding the decision making process.

Response #5

The Principal Investment Strategies for each Fund included in the prospectus summary has been revised in response to your comment.  Please see Response #4 above.

Comment #6

In the second sentence of the first paragraph of the Principal Investment Strategies for each Fund, you state that each Fund will invest in “representative exchange-traded funds (ETFs).”  Please explain what the ETFs hold.  Do they hold only equities, or are there any foreign government securities or debt?

Response #6

The Principal Investment Strategies for each Fund included in the prospectus summary has been revised to reflect that each Fund will invest in “representative equity-only exchange-traded funds (ETFs).”  Please see Response #4 above.

Comment #7

In the first sentence of the second paragraph of the Principal Investment Strategies for each Fund, you state that “Assets not allocated to the [Country/Sector] Allocation Portfolio are invested in an actively managed portfolio of fixed income ETFs (the “Fixed Income Portfolio”).”  Please explain if there are there any restrictions as to maturity or credit quality.  If there are restrictions on maturity, are the restrictions based on duration or term?

Response #7

We confirm that there are no restrictions as to maturity or credit quality.  Please see Response #4 above.

Comment #8

In the first sentence of the third paragraph of the Principal Investment Strategies for each Fund, you state that “This strategy uses an econometric multifactor model based on economic, fundamental, risk and technical analyses to evaluate the risk/reward potential of investing in the equity markets versus fixed income on a daily basis.”  Please explain how this affects the portfolio.  How often does the Fund rebalance? Is this daily also?

Response #8

The Principal Investment Strategies for each Fund included in the prospectus summary has been revised in response to your comment.  Please see Response #4 above.

Comment #9

In the first sentence of the fourth paragraph of the Principal Investment Strategies for each Fund, please clarify what each Fund’s benchmark is.

Response #9

The Principal Investment Strategies for each Fund included in the prospectus summary has been revised in response to your comment.  Please see Response #4 above.

Comment #10

In the second sentence of the fourth paragraph of the Principal Investment Strategies for each Fund, you state that “The Advisor may allocate assets between the [Country/Sector] Allocation Portfolio and Fixed Income Portfolio without limitation.”  Please explain if this could mean 100% of the Fund’s assets could be in one or the other.

Response #10

The Principal Investment Strategies for each Fund included in the prospectus summary has been revised in response to your comment as follows: “The Advisor may allocate assets between the [Country/Sector] Allocation Portfolio and Fixed Income Portfolio without limitation, meaning up to100% of the portfolio could be invested in either.” Please see Response #4 above.

Summary Section - Principal Risks

Comment #11

If the Funds will invest in junk bonds, please include a risk in the Principal Risks section of the prospectus summary.

Response #11

High Yield Risk has been included in the prospectus summary in response to your comment.  Please see the High Yield Risk disclosure below:

“High Yield Risk: The Fund invests in high yield securities and unrated securities of similar credit quality (commonly known as “junk bonds”) which may be subject to greater levels of credit and liquidity risk than funds that do not invest in such securities.  These securities are considered predominately speculative with respect to the issuer’s continuing ability to make principal and interest payments. An economic downturn or period of rising interest rates could adversely affect the market for these securities and reduce the Fund’s ability to sell these securities (liquidity risk).  If the issuer of a security is in default with respect to interest or principal payments, the Fund may lose its entire investment.”

Comment #12

In the Principal Risks section of the prospectus summary, please include a manager/management based risk description that discloses that the manager’s models may not work.

Response #12

Management Risk has been included in the prospectus summary in response to your comment. Please see the Management Risk disclosure below:

“Management Risk: Management risk is the risk that the investment process used by the Fund’s portfolio manager could fail to achieve the Fund’s investment goal and cause an investment in the Fund to lose value.”

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

Principal Investment Strategies

Comment #13

In the Principal Investment Strategies section of the Innealta Capital Country Rotation Fund, you state that “The Innealta Country Rotation strategy is based on a quantitatively driven, tactical asset allocation (TAA) approach that potentially invests in up to twenty equally weighted countries.”  Rather than twenty countries, could the Fund invest in just one country?

Response #13

We confirm that the Fund could invest in just one country.  The Fund may invest in a number of countries between zero and twenty.

Comment #14

In the Principal Investment Strategies section, please confirm if there are circumstances under which a Fund would invest in individual equity securities.

Response #14

We confirm that the Funds will not invest in individual equity securities.

Comment #15

In the Principal Investment Strategies section, you reference that the strategy uses an “econometric multifactor model.”  Does this refer to “Country Rotation,” “tactical asset allocation approach” or something different?

Response #15

The Principal Investment Strategies for each Fund has been revised in response to your comment. Please see the revised Principal Investment Strategies disclosure for Innealta Capital Country Rotation Fund below:

The strategy uses an econometric multifactor quantitative framework based on economic, fundamental, risk and technical analyses that evaluate the risk/reward potential of investing in the equity markets. The framework was developed in order to produce a tactical asset allocation approach that incorporates both return generation and risk control and that seeks to balance the trade-off between the two. The framework incorporates variables that the Advisor believes have predictive capabilities in regard to equity performance. The Advisor analyzes these variables on an individual equity-market basis, meaning each country is examined distinctly.

The strategy is binary: the portfolio is either entirely in or out of a country at any given time, with the potential investment in each country equal to 5% of portfolio assets. Individual investments in countries are thus equally weighted in the portfolio. Each country is modeled independently and its risk/reward profile is compared to an equal investment in fixed income (the “Fixed Income Portfolio,” to be discussed shortly). If the expected return per unit of risk of a country is more favorable than that of the Fixed Income Portfolio, the portfolio will invest in the country. If the expected return per unit of risk of a country is less favorable than that of the Fixed Income Portfolio, the potential allocation—again, 5% is allocated to the Fixed Income Portfolio.

Without specific restriction in regard to either metric, the Fixed Income Portfolio aims to generate above average yield with strict risk controls by investing in those fixed income sectors that we believe have strong risk-adjusted performance potential and eligible exchange traded fund representation. The portfolio is operated within a quantitative framework that ensures the portfolio-level yield, modified duration and volatility are strictly controlled. Assets in the Fixed Income Portfolio are apportioned across a spectrum of fixed income segments, that include but are not limited to: sovereign debt, short-term, intermediate-term and long-term U.S. Treasury Bonds; emerging market debt, short-term and intermediate corporate debt, inflation-protected Treasury bonds; high-yield corporate bonds; and an aggregate bond proxy. The Advisor optimizes across the fixed income sectors seeking to maximize return while simultaneously constraining risk. The Advisor focuses on liquidity, cost and tracking error as primary determinants in its ETF selection.

Please see the revised Principal Investment Strategies disclosure for Innealta Capital Sector Rotation Fund below:

The strategy uses an econometric multifactor quantitative framework based on economic, fundamental, risk and technical analyses that evaluate the risk/reward potential of investing in the equity markets. The framework was developed in order to produce a tactical asset allocation approach that incorporates both return generation and risk control and that seeks to balance the trade-off between the two. The framework incorporates variables that the Advisor believes have predictive capabilities in regard to equity performance. The Advisor analyzes these variables on an individual equity-market basis, meaning each sector is examined distinctly.

The strategy is binary: the portfolio is either entirely in or out of a sector at any given time, with the potential investment in each sector equal to 10% of portfolio assets. Individual investments in sectors are thus equally weighted in the portfolio. Each sector is modeled independently and its risk/reward profile is compared to an equal investment in fixed income (the “Fixed Income Portfolio,” to be discussed shortly). If the expected return per unit of risk of a sector is more favorable than that of the Fixed Income Portfolio, the portfolio will invest in the sector. If the expected return per unit of risk of a sector is less favorable than that of the Fixed Income Portfolio, the potential allocation—again, 10% is allocated to the Fixed Income Portfolio.

Without specific restriction in regard to either metric, the Fixed Income Portfolio aims to generate above average yield with strict risk controls by investing in those fixed income sectors that we believe have strong risk-adjusted performance potential and eligible exchange traded fund representation. The portfolio is operated within a quantitative framework that ensures the portfolio-level yield, modified duration and volatility are strictly controlled. Assets in the Fixed Income Portfolio are apportioned across a spectrum of fixed income segments, that include but are not limited to: sovereign debt, short-term, intermediate-term and long-term U.S. Treasury Bonds; emerging market debt, short-term and intermediate corporate debt, inflation-protected Treasury bonds; high-yield corporate bonds; and an aggregate bond proxy. The Advisor optimizes across the fixed income sectors seeking to maximize return while simultaneously constraining risk. The Advisor focuses on liquidity, cost and tracking error as primary determinants in its ETF selection.

Comment #16

In the Principal Investment Strategies section, you reference that the strategy uses a “proprietary framework.”  Does this refer to “Country Rotation,” “tactical asset allocation approach” or something different?

Response #16

The Principal Investment Strategies for each Fund has been revised in response to your comment.  Please see Response #15 above.

Comment #17

In the Principal Investment Strategies section, you state that “[s]everal metrics are used within each equity sector.”  Please define “equity sector.”

Response #17

The Principal Investment Strategies for each Fund has been revised in response to your comment.  Please see Response #15 above.

Comment #18

In the Principal Investment Strategies section, you state that “[c]ombining the metrics into an overall indicator includes a discrete mapping process.”  Please use plain English.

Response #18

The Principal Investment Strategies for each Fund has been revised in response to your comment.  Please see Response #15 above.

Principal Risks of Investing in the Fund

Comment #19

If the Funds will invest in junk bonds, please include a risk in the Principal Risks section of the prospectus summary.

Response #19

High Yield Risk has been included in the prospectus summary in response to your comment.  Please see Response #11 above.

Comment #20

With respect to the Innealta Capital Country Rotation Fund and Emerging Markets Risk, will there be any emerging markets other than countries identified earlier in the description of the principal investment strategies?

Response #20

Yes, the disclosure has been revised to include the following countries:  1) Australia; 2) Belgium; 3) Canada; 4) China; 5) France; 6) Germany; 7) Hong Kong; 8) Italy; 9) Japan; 10) Korea; 11) Malaysia; 12) Mexico; 13) Netherlands; 14) Singapore; 15) South Africa; 16) Spain; 17) Sweden; 18) Switzerland; 19) Taiwan; 20) United Kingdom, 21) Brazil, 22) Austria, 23) Columbia, 24) Egypt, 25) India, 26) Israel, 27) Peru and 28) Russia.  Please see Response #4 above.

Comment #21

With respect to Management Risk please provide additional detail including a description that discloses that the manager’s models may not work.

Response #21

Management Risk has been revised in response to your comment.  Please see the Management Risk disclosure below:

“Management Risk: Management risk is the risk that the investment process used by the Fund’s portfolio manager could fail to achieve the Fund’s investment goal and cause an investment in the Fund to lose value.”

Statement of Additional Information

Fundamental Investment Limitations

Comment #22

Please confirm that you are not a master-feeder fund, and that you would need to provide adequate notice to the shareholders if the Fund were to become a master-feeder fund.

Response #22

We confirm that the Funds are not master-feeder funds, and that we would provide adequate notice to the shareholders if a Fund were to become a master-feeder fund.

 The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting  pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum